STEVVA CORPORATION

Nikolaou Basiliadi 13 Greece,

Pella Giannista 581000

October 25, 2017

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Stevva Corporation (f/k/a/ Homie Recipes, Inc.)

Current Report on Form 8-K

Response Dated September 27, 2017

File No. 333-183310

Dear Mr. Spirgel:

Steve Corporation (f/k/a Homie Recipes, Inc.), a Nevada corporation (the “Company”), has received and reviewed your letter dated October 5, 2017, pertaining to the Company’s above-referenced filing (the “Form 8-K”) as filed with the Securities & Exchange Commission (the “Commission”) and our response letter to you dated September 27, 2017. Specific to your comment, you can find our response below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 5, 2017:

1.We note your response to our prior comment 2. However, we do not agree that the mere purchase of land valued at 52,000 euros is sufficient to remove a company with no or nominal business operations from the definition of a shell company. Please amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure to remove the Item 5.06, Change in Shell Company Status disclosure.

RESPONSE: The Company does not believe it is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 because Rule 12b-2 sets forth a two-part test to determine whether a registrant is a shell company. Specifically, Rule 12b-2 defines “shell company” as a registrant that as (A) no or nominal operations; and (B) either: (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets (emphasis added). Thus, if a registrant can prove it has more than nominal operations, it cannot be considered a shell company as defined in Rule 12b-2.

The determination as to whether a registrant’s operations are more than nominal is a case-by-case analysis. In this regard, the Company believes that the following factors indicate that its operations are more than nominal and therefore the Company should not be deemed a shell company:

•The Company’s website, http://www.stevva.com is online and fully functional;

•The Company currently owns 6 acres of prime farmland;

•The Company’s President has spent over 5 years conducting extensive research in various forms of plants so as to achieve the best performance based on weather conditions in Greece. After 5 years of continuous efforts we have achieved the optimal results of production and plant quality that exists today; and

•The Company has five non-executive managers who all have considerable knowledge and experience in the industry.

In addition, the Company is a startup company. Footnote 172 to SEC Release No. 33-8869 (the “2008 Release”) regarding revisions to Rule 144 under the Securities Act as related to shell companies states that “Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’” Accordingly, the Company believes that is not deemed a shell company in light of Footnote 172 to the 2008 Release.

Please contact me if you require any further information.

Very truly yours,

/s/ Theodoros Kerasidis

Theodoros Kerasidis,

Chief Executive Officer